UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)
Date: July 05, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Disclosure

July 05, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Sub:	Disclosure

We would like to intimate the following:

1)

The Bank’s advances aggregated to approximately ₹ 16,155 billion as of June 30, 2023, a growth of around 15.8% over ₹ 13,951 billion as of June 30, 2022 and a growth of around 0.9% over ₹ 16,006 billion as of March 31, 2023. Gross of transfers through inter-bank participation certificates and bills rediscounted, the Bank’s advances grew by around 20.2% over June 30, 2022 and around 1.9% over March 31, 2023.

As per the Bank’s internal business classification, domestic retail loans grew by around 20.0% over June 30, 2022 and around 4.0% over March 31, 2023; commercial & rural banking loans grew by around 29.0% over June 30, 2022 and around 2.0% over Mach 31, 2023; and corporate & other wholesale loans grew by around 11.0% over June 30, 2022 and were lower by around 1.0% over March 31, 2023.

2)

The Bank’s deposits aggregated to approximately ₹ 19,130 billion as of June 30, 2023, a growth of around 19.2% over ₹ 16,048 billion as of June 30, 2022 and a growth of around 1.6% over ₹ 18,834 billion as of March 31, 2023.

Retail deposits increased by around ₹ 380 billion during the quarter, and grew by around 21.5% over June 30, 2022 and around 2.5% over March 31, 2023; wholesale deposits grew by around 9.0% over June 30, 2022 and were lower by around 2.5% over March 31, 2023.

3)

The Bank’s CASA deposits aggregated to approximately ₹ 8,130 billion as of June 30, 2023, a growth of around 10.7% over ₹ 7,346 billion as of June 30, 2022 and were lower by around 2.7% over ₹ 8,360 billion as of March 31, 2023. Retail CASA grew by around 11.0% over June 30, 2022 and was lower by around 2.0% over March 31, 2023. The Bank’s CASA ratio stood at around 42.5% as of June 30, 2023, as compared to 45.8% as of June 30, 2022, and 44.4% as of March 31, 2023.

4)

During the quarter ended June 30, 2023, the Bank purchased loans aggregating ₹ 116.32 billion through the direct assignment route under the home loan arrangement with Housing Development Finance Corporation Limited.

The above information as of June 30, 2023 is subject to a limited review by the statutory auditors of the Bank.

Additional Information:

5)

HDFC Limited amalgamated with and into HDFC Bank on July 01, 2023. We would like to intimate the following for the merged Balance Sheet of HDFC Bank Limited and HDFC Limited (hereinafter referred to as the ‘Merged entity’) on a proforma basis. Further, in order to facilitate the merging of the financials of HDFC Limited with those of the Bank, HDFC Limited closed its books of accounts a few days prior to the quarter ended June 30, 2023 and accordingly some of the numbers may not be directly comparable with those of the previous year.

(i)

The Merged entity’s gross advances aggregated to approximately ₹ 22,450 billion as of June 30, 2023, a growth of around 13.1% over ₹ 19,859 billion as of June 30, 2022, and a growth of around 0.7% over ₹ 22,302 billion as of March 31, 2023.

(ii)

The Merged entity’s gross advances, excluding wholesale advances of HDFC Ltd, aggregated to approximately ₹ 21,365 billion as of June 30, 2023, a growth of around 15.3% over ₹ 18,522 billion as of June 30, 2022, and a growth of around 1.3% over ₹ 21,097 billion as of March 31, 2023.

(iii)

The Merged entity’s deposits aggregated to approximately ₹ 20,635 billion as of June 30, 2023, a growth of around 16.2% over ₹ 17,760 billion as of June 30, 2022, and a growth of 1.2% over ₹ 20,394 billion as of March 31, 2023.

(iv)	The Merged entity’s average LCR for the quarter ended June 30, 2023, was around 120% on a proforma basis.

We request you to bring the above to the notice of all concerned.

Thank you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary